CHARTERED SEMICONDUCTOR MANUFACTURING LTD. (Regn No: 198703584K) N e w s R e l e a s e

EXHIBIT 99.1

Investor Contacts:
Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com
Media Contacts:
Chartered U.S.:	Chartered Singapore:

Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Celestine Lim (65) 6360.4017 celestinelim@charteredsemi.com

CHARTERED POSTS 2008 ANNUAL REPORT AND NOTICE OF ANNUAL GENERAL MEETING AND PROXY STATEMENT ON
ITS WEBSITE

SINGAPORE — March 30, 2009 -Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced that it has posted its 2008 annual report and notice of its annual general meeting (AGM) and proxy statement on its website at www.charteredsemi.com, under Investor Relations, Annual Reports section.

The 2008 annual report includes an abridged version of Chartered’s Form 20-F for the year ended December 31, 2008. The full version of the Form 20-F was filed with the U.S. Securities and Exchange Commission (SEC) on February 27, 2009 and can also be accessed through www.charteredsemi.com, under Investor Relations, SEC Filings section.

Holders of Chartered’s American Depositary Shares who wish to receive a hard copy of the annual report and the notice of AGM and proxy statement free of charge may send a request to either of the following addresses:

Citibank Shareholder Services 250 Royall Street Canton, MA 02021, USA Tel: 1-877-248-4237 Email: citibank@shareholders-online.com	Investor Relations Department Chartered Semiconductor Manufacturing, Inc. 880 N. McCarthy Blvd. Suite 100 Milpitas, CA 95035, USA Email: ir@charteredsemi.com

About Chartered

Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

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